UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                         The Interlake Corporation
  ------------------------------------------------------------------------
                              (Name of Issuer)

                              Common Stock
 -------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 45870210
                         --------------------------
                               (CUSIP Number)

                     John W. Gildea, Managing Director
                       The Network Company II Limited
                    c/o Gildea Management Company, L.P.
                    d/b/a Gildea Investment Management
            115 East Putnam Road, Greenwich, Connecticut 06830

                              (203) 629-0861
     -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              December 22, 1995
                 ------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 4 Pages

                                SCHEDULE 13D

CUSIP No. 45870210                                        Page 2 of 4 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          THE NETWORK COMPANY II LIMITED

2    Check the Appropriate Box If a Member of a Group
                              a.   / /
                              b.   / /

3    SEC Use Only

4    Source of Funds

          00

5    Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   / /

6    Citizenship or Place of Organization

          Jersey, Channel Islands, U.K.

               7    Sole Voting Power
  Number of
   Shares           1,106,700

Beneficially   8    Shared Voting Power
  Owned By
    Each            0

  Reporting    9    Sole Dispositive Power
   Person
    With            1,106,700

               10   Shared Dispositive Power

                    0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,106,700

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                             [ ]

13   Percent of Class Represented By Amount in Row (11)

     4.85%

14   Type of Reporting Person

     CO

This Amendment No. 3, dated December 26, 1995, to the Schedule 13D filed on June 11, 1992 on behalf of The Network Co. Limited and The Network Company II Limited, as amended by Amendment No. 1 thereto filed on November 19, 1992 and as further amended by Amendment No. 2 thereto filed on May 2, 1995 (as so amended, the "Schedule 13D") relates to the common stock (the "Common Stock") of The Interlake Corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

     The statement on Schedule 13D, as amended, is hereby further amended and supplemented as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, the Reporting Person owns 1,106,700 shares of Common Stock, which constitute approximately 4.85% of the 22,816,195 outstanding shares of the Common Stock based upon the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995.

          (c) The Reporting Person sold 50,000 shares of the Common Stock on December 22, 1995 at a price per share of $2.25 in a routine open-market brokerage transaction.

          (e) The sale by the Reporting Person of 50,000 shares of the Common Stock on December 22, 1995 caused the Reporting Person's beneficial ownership of the Common Stock to constitute less than 5% of the outstanding shares of the Common Stock.
























                                Page 3 of 4 Pages

                                 SIGNATURE
                                 ---------


     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  December 26, 1995



THE NETWORK COMPANY II LIMITED



By:  /s/ John W. Gildea
     --------------------------------------------------------
     John W. Gildea
     Managing Director/Director





                           Page 4 of 4 Pages